Exhibit 99.1

Brussels, 08 February 2011 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notifications that it has received.

1. Date: Notification of 03 February 2011

2. Notification by (person that notifies alone):

Capital Research and Management Company (CRMC)	333 South Hope Street, Los Angeles, CA 90071-1406, USA

3. Denominator: 1.605.183.954 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares

Capital Research and Management Company (CRMC)	80.045.856	47.828.428	0	2,98%	0,00%

	TOTAL	47.828.428	0	2,98%	0,00%

Brussels, 08 February 2011 – 2 / 2

5. Date threshold crossed: 02 February 2011

6. Chain of controlled entities through which the shareholding is effectively owned:

The Capital Group Companies Inc. (parent undertaking) refers to its notification filed with the BFIC on 30 October 2008 (exemption set forth in article 21 §2 and 28 of the Royal Decree of 14.02.2008).

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com